February 28, 2013

Via EDGAR Submission and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention: Ethan Horowitz, Accounting Branch Chief
Andri Boerman

Re:     Pioneer Southwest Energy Partners L.P.
        Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 1-34032

Dear Mr. Horowitz:

I am writing to respond to your letter dated February 13, 2013 (the "Review Letter"), addressed to Richard P. Dealy, Executive Vice President and Chief Financial Officer of Pioneer Southwest Energy Partners L.P. (“Pioneer Southwest” or the “Partnership”) with respect to the Partnership’s Form 10-K for the year ended December 31, 2011, filed with the United States Securities and Exchange Commission (the “Commission”) on February 29, 2012.

Comment Responses

The bold typeface, numbered paragraph and headings below were taken from the Review Letter. Our response to your comment follows in plain text.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 2. Properties, page 41

Proved Undeveloped Reserves, page 44

1.
We note your response to comment 2 in our letter dated December 20, 2012. Your response states that 67 of your proved undeveloped well locations had been recorded by your related-party predecessor for five years or more as of December 31, 2011. Please tell us how you considered your relationship with Pioneer Natural Resources Company in concluding that the date you first recorded your reserves is the appropriate starting point for determining the age of your proved undeveloped reserves. With your response, please describe the substance of the transaction through which your reserves were obtained from Pioneer Natural Resources Company. Your response should also address the nature of Pioneer Natural Resources Company's involvement in making decisions regarding the development of your proved undeveloped well locations.

Response: During August 2009, the Partnership acquired proved developed and proved undeveloped oil and gas properties (the “2009 Acquisition”) from Pioneer Natural Resources USA, Inc. (“Pioneer USA”), the sole shareholder of the Partnership’s General Partner and a wholly-owned subsidiary of Pioneer Natural

Ethan Horowitz
Securities and Exchange Commission

February 28, 2013

Resources Company ("Pioneer"). In consideration for the 2009 Acquisition, the Partnership paid Pioneer USA $168.2 million of cash and assumed certain associated liabilities that were assigned by Pioneer USA to the Partnership.  Because the Partnership and Pioneer USA are entities under common control, the 2009 Acquisition was reported in a manner similar to a pooling of interests in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 141R, "Business Combinations" ("SFAS 141R"), paragraphs D12 and D13, now included in FASB Accounting Standards Codification Topics 805-50-45 and 805-50-50. Specific reference to reporting in a manner similar to a pooling of interests in the standards was originally provided in FASB Statement of Financial Accounting Standards No. 141 ("Business Combinations"), prior to the December 15, 2008 effective date of SFAS 141R.

Based on reporting in a manner similar to a pooling of interests, as of December 31, 2011, 67 of the Partnership’s proved undeveloped locations had been recorded by its related-party predecessor for five years or more. While the proved undeveloped locations had been recorded by Pioneer USA for more than five years, the proved undeveloped locations were first owned and recorded by the Partnership during the year ended December 31, 2009, the same year during which the Commission's final rule on "Modernization of Oil and Gas Reporting" (the "Reserve Ruling") became effective and was adopted by the Partnership. The Partnership believes that 2009 was the relevant date for measuring the age of the proved undeveloped reserves that were recorded as part of the 2009 Acquisition, since that date coincides with their first date of recording by the Partnership and the adoption of the Reserve Ruling. Furthermore, it should be noted that Pioneer USA retained an ownership interest in the oil and gas properties subject to the 2009 Acquisition. Pioneer USA’s development schedule of the proved undeveloped locations is consistent with the Partnership’s scheduling and all of these locations have been or will be drilled within five years of the adoption of the Reserve Ruling.

Pioneer USA is the operator of all of the Partnership's oil and gas properties and is the owner of Pioneer Southwest's General Partner. Consequently, Pioneer USA has significant control over Pioneer Southwest's decisions regarding the development of undeveloped well locations. However, as noted above, Pioneer USA and Pioneer Southwest are consolidated subsidiaries of Pioneer and each of them has (i) scheduled the drilling of the proved undeveloped locations in a consistent manner, (ii) actively drilled a portion of the proved undeveloped locations in 2012 and (iii) scheduled the proved undeveloped locations to be drilled within five years of the adoption of the Reserve Ruling. The Partnership believes that its purchase of an interest in these proved undeveloped locations during 2009 is the relevant measurement date. Consistent with Pioneer USA, the Partnership has drilled or will drill all of these locations within five years of the adoption of the Reserve Ruling.

Pioneer Southwest further acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ethan Horowitz
Securities and Exchange Commission

February 28, 2013

Please direct any questions in connection with the response set forth in this letter to Richard P. Dealy at 972-969-4054 (direct fax 972-969-3581) or email at Rich.Dealy@pxd.com.

Very truly yours,

/s/Richard P. Dealy
Richard P. Dealy
Executive Vice President and
Chief Financial Officer
Cc: Frank Hall